UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 14, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: May 20, 2009

* Print the name and title of the signing officer under his signature

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ AND ANGLO PLATINUM REPORT RESULTS OF LEBOWA TECHNICAL REVIEW

•         Lebowa Technical Review completed
•         Revised Production Scheduling and Cost Estimates
•         Revised Lebowa Life of Mine plan (100%) Indicates Positive Net Present Value

May 14, 2009, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that, together with Anglo Platinum Limited ("Anglo Platinum") (referred to collectively as "the parties"), it has completed the technical review of Lebowa Platinum Mine ("Lebowa") reported in the November 14, 2008 news release. The technical review was undertaken as a joint initiative between the parties resulting from the material decline in global economic conditions and commodity markets during the second half of 2008.

The primary purpose of the joint technical review was to determine and adopt an optimal mine plan, production schedule and capital expenditure program at Lebowa in terms of current and estimated future market conditions ("the revised plan").

Pursuant to definitive transaction agreements entered into between the parties in March 2008, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa (currently 100% owned by Anglo Platinum), and an additional 1% interest in each of the Ga-Phasha Platinum Group Metals ("PGM") Project ("Ga-Phasha"), Boikgantsho PGM Project ("Boikgantsho") and Kwanda PGM Project ("Kwanda"). Anooraq currently holds interests in Ga-Phasha, Boikgantsho, and Kwanda by way of 50/50 joint ventures with Anglo Platinum and will increase its interests in each of these projects from 50% to 51% on completion of the transaction ("Lebowa transaction").  All of these projects are located in the Bushveld Complex of South Africa. Upon completion of the Lebowa transaction, Anooraq will control the third largest PGM resource base in South Africa.

Revised Lebowa Operations & Growth Plan

•          Lebowa is an operating mine located on the North-Eastern limb of the Bushveld Complex, north of and adjacent to the Ga-Phasha property.

•          Lebowa consists of a vertical shaft and a number of decline shaft systems to access the underground development on the Merensky and UG2 Reefs, as well as two concentrator plants.

•         Production at Lebowa in 20081 was approximately 147,600 refined ounces of platinum, palladium, rhodium and gold ("4E") from 1.1 million tonnes ("Mt") of ore milled.

1Anglo Platinum Annual Report, 31 December 2008

•           In terms of the revised plan, the parties have determined to implement an initial plan at Lebowa by:

°        extending current Merensky production at the Vertical shaft and UM2 incline shaft. At the same time the Merensky production profile at the new Brakfontein decline shaft system will ramp up to steady state production of approximately 120,000 tonnes per month ("tpm"). Once Brakfontein Merensky production is at steady state, production from the Vertical and UM2 shafts will be phased out; and

°         retaining the existing UG2 production levels at Middelpunt Hill (approximately 45,000 tpm) and deferring the Middelpunt Hill Delta 80 expansion project ("MPH Delta 80 project").

•         Once the initial plan has been executed, the parties intend to increase the existing UG2 production profile to approximately 125,000 tpm at steady state through commissioning of the MPH Delta 80 project commencing in 2016, and thereby increasing Lebowa production to approximately 245,000 tpm at steady state by 2019.

•          The revised plan will be reviewed by the parties on a regular basis in terms of current and estimated future market conditions.

Pursuant to the completion of the revised plan, Anooraq engaged Deloitte Mining Advisory Services ("Deloitte") to update the technical review of Lebowa completed in 2008 (see April 14, 2008 news release).

The technical review confirmed the following Mineral Reserves and Resources, published by Anglo Platinum in their 2008 annual report, subject to certain qualifications as detailed in the TR.

December 2008 Mineral Reserves

	Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (M oz)
Merensky Reef	Proven	21.71	4.34	3.03
	Probable	5.43	4.16	0.73
	Total Reserve	27.14	4.31	3.76

UG2 Reef	Proven	32.10	5.43	5.60
	Probable	9.10	5.17	1.50
	Total Reserve	41.20	5.37	7.10

Notes:
The Mineral Reserves stated are for 100% of Lebowa. Anooraq's interest would be 51% of the above Mineral Reserves once the transaction is completed.
Mineral Reserves are exclusive of Mineral Resources. Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the estimations of Proven and Probable Reserves are 97% and 98%, respectively.

December 2008 Mineral Resources

Merensky	Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (M oz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)
	Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.30
	Indicated	27.39	5.51	4.85	3.46	1.52	0.20	0.33
	Measured and Indicated	53.31	5.58	9.56	3.54	1.51	0.20	0.32
	Inferred	102.9	5.30	17.53	3.34	1.45	0.20	0.31

UG2	Measured	108.5	6.60	23.03	2.70	3.23	0.55	0.12
	Indicated	71.91	6.56	15.18	2.70	3.20	0.53	0.13
	Measured and Indicated	180.38	6.58	38.21	2.70	3.22	0.54	0.12
	Inferred	145.00	6.61	30.82	2.72	3.23	0.53	0.13

Notes:
The Mineral Resources stated are for 100% of Lebowa. Anooraq's interest would be 51% of the above Mineral Resources once the transaction is completed.
Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
The UG2 Resources include areas of bifurcated UG2 reef.

Approach to the technical review and report

The technical report ("TR"), written in compliance with National Instrument 43-101 and the Canadian Institute and Mining and Metallurgy ("CIM") Definition Standards, describes the Lebowa mineral exploration, development and mining production. The TR is based on Deloitte's detailed technical review of work performed by others. The TR was completed by the following independent qualified persons, who have reviewed the contents of this release: J. Schweitzer, Pr.Sci.Nat., FSAIMM and S. de Waal, Pr.Sci.Nat., (geology, mineralization and mineral resources), G. Guler, PrEng, FSAIMM, MAusIMM (mineral reserves and mine planning), T. Naidoo, Pr.Sci.Nat. (exploration, drilling, sampling and data verification), and P. Kramers, PrEng., FSAIMM (mineral processing and metallurgical testing).

Both the 2007 and 2008 Mineral Resource and Reserve estimates were compiled by Anglo Platinum personnel, who have stated that the estimates are in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves ("JORC 2004") and with the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC 2007"). In the opinion of Deloitte, there would not be a material difference in the estimations if done under CIM 2005.

Deloitte has accepted Anglo Platinum's Mineral Resource and Reserve estimates, subject to certain qualifications as detailed in the TR. In the qualified persons' opinions, these qualifications will not have a material effect on future mineral resource estimates, as indicated in the TR.

Results of the technical review - Economic analysis

The economic analysis undertaken for the technical review used South African Rand ("ZAR") as the base currency and takes into consideration relevant taxes and royalties. The technical review used projected metal prices based on analyst consensus estimates to 2012 resulting in the following average price forecast over the next five years:

Metal Prices		2009	2010	2011	2012	Trend (Real 2008)
Platinum (US$/oz)	Nominal	1052	1237	1369	1398	1339
Palladium (US$/oz)	Nominal	235	293	349	363	378
Rhodium (US$/oz)	Nominal	2831	3421	4049	4436	3700
Nickel (US$/lb)	Nominal	5.6	6.7	7.5	7.9	7.2
Copper (US$/lb)	Nominal	1.9	2.3	2.7	2.6	1.9

Following is the weighted unit revenue for the 4E basket of metals for the first four years of production.

			2009	2010	2011	2012	LOM (34 years)
4E basket	US$/oz	nominal	753	888	999	1035
		real	753	868	950	956	967
Exchange rate	ZAR/US$	nominal	9.67	9.42	9.43	9.81
		real	9.67	9.21	9.02	9.17	9.60
4E basket	ZAR/kg	nominal	234,238	268,718	302,764	326,336
		real	234,238	256,901	275,404	281,904	297,371
SA CPI			0.0%	4.6%	5.1%	5.3%
US CPI			0.0%	2.3%	2.8%	2.9%
Tax

The current South African Income Tax regime for companies applies to Lebowa and the Discounted Cash Flow ("DCF") model therefore includes the following tax regime:

•                     Company income tax rate of 28 % on taxable income.
•                     Secondary tax on companies, a tax on dividends declared, of 10%.
•                     A withholding tax of 10 % for dividends payable to non-residents.

The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be off-set against gross profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortised for tax purposes.

Royalty

The South Africa Royalty Act, which has been deferred for a year, was used as a basis for calculating estimated Royalties.

The DCF uses the third and final draft average rate to calculate royalties payable to the State, which is based on gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product. The effective royalty rate over the Lebowa Life of Mine ("LOM") is 5.6%.

Financial indicators

The table below shows the real term financial indicators of the revised plan over the expected first 34 years of the LOM at Lebowa.

	Units	Total	Units	Total
Material Treated	Tonnes	92,740,000	Tonnes	92,740,000
Grade (4E head grade)	4E g/t	5.06	4E g/t	5.06
PGM produced	4E oz	13,684,167	4E oz	13,684,167
Revenue	ZAR millions	126,749	CAD millions	17,507
Gross revenue	ZAR millions	134,226	CAD millions	18,540
Royalties	ZAR millions	-7,477	CAD millions	-1,033
Operating cost	ZAR millions	64,067	CAD millions	8,849
Unit operating cost	ZAR/t	703.34	CAD/t	97.15
Gross profit	ZAR millions	62,682	CAD millions	8,658
Capital Cost (CAPEX)	ZAR millions	12,468	CAD millions	1,722
Real term tax	ZAR millions	14,937	CAD millions	2,063
Effective tax rate	%	22.00%		22.00
Working CAPEX	ZAR millions	1,303	CAD million	180
Net profit (after working CAPEX)	ZAR millions	33,974	CAD	4,693
Margin	%	24.70%		24.70

Certain additional mineral resources, that had been the subject of prefeasibility-level studies and hence could be considered mineral reserves but not included in "approved mine plans" by Anglo Platinum, have been used for the economic analysis. This includes 25.7 million tonnes at an average 4E grade of 5.39 g/t from the Brakfontein UG2 Project.

Cashflow & NPV

 Based on the assumptions stipulated above, the DCF analysis at Lebowa for the first 34 years of mine plan, yields Net Present Values ("NPV") at different discount rates as follows :-

Discount Rate	NPV ZAR millions
5.0%	14,001
7.5%	9,290
10.0%	6,440

DCF sensitivity analysis

Sensitivities have been calculated in the DCF model for revenue, operating costs and working costs.

The valuation is most sensitive to a change in revenue. A 10.0% decrease in revenue results in a 28% decrease in value in the case of NPV at a discount rate of 7.5%.

The valuation is not particularly sensitive to capital expenditure. An increase in capital of 10 % decreases the value by just 4.0% in the case of NPV at a discount rate of 7.5%.

The valuation is sensitive to a variance in operating costs. An increase of 10.0 % decreases the NPV by 14.1% in the case of NPV at a discount rate of 7.5%.

A series of sensitivities for various changes in combined operating costs and revenue, have been calculated for a NPV at a discount rate of 7.5% and are included in the table below.

NPV7.5 (ZARm) LOM Real Average Basket Price ZAR 297,371 kg
LOM Real Average Operating Cost ZAR 690.83 per tonne		-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
	-20%	6,710	8,008	9,299	10,598	11,908	13,215	14,523	15,837	17,154
	-15%	6,056	7,355	8,652	9,942	11,240	12,550	13,857	15,164	16,478
	-10%	5,399	6,702	8,000	9,294	10,584	11,882	13,192	14,498	15,805
	-5%	4,740	6,047	7,347	8,645	9,937	11,227	12,525	13,833	15,139
	0%	4,076	5,388	6,694	7,992	9,290	10,579	11,869	13,167	14,474
	5%	3,399	4,728	6,036	7,339	8,637	9,935	11,221	12,512	13,809
	10%	2,714	4,058	5,376	6,684	7,984	9,282	10,577	11,863	13,154
	15%	2,012	3,381	4,715	6,024	7,331	8,629	9,927	11,220	12,505
	20%	1,288	2,694	4,040	5,365	6,672	7,976	9,274	10,573	11,862

Anooraq's President and CEO Philip Kotze commented:

"This technical review confirms Anooraq's view of the high quality of the Lebowa ore body, together with its potential for effective depletion through a phased approach to operations. Management will be required to adopt a focused and determined effort to ensure delivery of optimum production based on the revised plan from the updated technical review. Anooraq now looks forward to moving ahead with the final steps for completion of the Lebowa transaction, which will transform Anooraq into a PGM producer with significant growth potential. "

On behalf of the Board of Directors

Philip Kotze
President and CEO

For further information please contact:

Anooraq (South Africa) +27 11 779 6800
Philip Kotze, CEO
Joel Kesler, Corporate & Business Development

Anooraq (North America)
Investor Relations +1 604 684 6365
Toll free +1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including the assumptions that: the Lebowa acquisition will complete; Lebowa will continue to have production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to obtain future debt and equity financing on favourable terms. Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual Form on 20-F with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the study. Some of the mineralized material at the classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the study. There can be no assurance that mining can be conducted at the rates and grades assumed in the study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the study. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for these commodities have been below the price ranges assumed in study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and ""inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a greater amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.